AB 12/4

SEC
Mail Processing
Section

NOV 29 2012

Washington DC
402

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.



12062024

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 47390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2011 (MM/DD/YY) AND ENDING september 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANZ Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

277 Park Avenue, 31st Floor
(No. and Street)

New York	New York	10172
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Markus Schmalhofer 212-801-9864
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/3

OATH OR AFFIRMATION

I, Markus K. Schmalhofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANZ Securities, Inc., as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FINOP

Title



Notary Public

JOYCE YEE
Notary Public, State of New York
No. 31-4942014
Qualified in New York County
Commission Expires 09/12/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ANZ SECURITIES, INC.

(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2012

(With Independent Auditors' Report Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
ANZ Securities, Inc.:

We have audited the accompanying statement of financial condition of ANZ Securities, Inc. (the Company), an ultimately wholly owned subsidiary of Australia and New Zealand Banking Group Limited, as of September 30, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ANZ Securities, Inc. as of September 30, 2012, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 29, 2012

ANZ SECURITIES, INC.
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2012

Assets		
Cash and cash equivalents (note 3)	$	36,527,484
Fails to deliver		2,384,502
Receivable from brokers, dealers and clearing organizations		100,000
Receivable from the Ultimate Parent (notes 5 and 6)		7,458,442
Private placement and underwriting fees receivable		2,300,801
Deferred tax asset (note 7)		1,295,334
Total assets	$	50,066,563
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses (note 5)	$	5,770,571
Fails to receive		2,384,502
Total liabilities		8,155,073
Commitments and contingent liabilities		
Subordinated borrowings (notes 4 and 5)		20,000,000
Stockholder's equity:		
Common stock, no par value. Authorized, issued, and outstanding, 200 shares		548,487
Retained earnings		21,363,003
Total stockholder's equity		21,911,490
Total liabilities and stockholder's equity	$	50,066,563

See accompanying notes to financial statements.

(1) Organization

ANZ Securities, Inc. (the Company) is a wholly owned subsidiary of Minerva Holdings Limited, which, in turn, is a wholly owned subsidiary of ANZ Funds Pty Limited (the Parent), which, in turn, is ultimately a wholly owned subsidiary of Australia and New Zealand Banking Group Limited (the Ultimate Parent).

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), as well as the Securities Investor Protection Corporation (SIPC).

The Company participates in the underwriting of fixed income securities as a Selling Group Member, Manager, or Co-Manager. The Company is a placement agent in the Regulation D private placement of securities on a "best-efforts" basis.

Further, the Company is a dealer in Australian, New Zealand, and Asian fixed income securities and acts as an agent for the Ultimate Parent, liaising between U.S. customers and the Ultimate Parent. Securities transactions are made on a delivery versus payment basis or receipt versus payment basis (DVP/RVP). The Ultimate Parent performs certain execution, clearing, and settlement services for the Company.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in United States dollars. These financial statements are prepared under U.S. generally accepted accounting principles (GAAP).

(b) Financial Accounting Standards Board (FASB) Accounting Standards Codification

In September 2009, the Company adopted FASB Statement of Financial Accounting Standards (SFAS) No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (FASB Accounting Standards Codification 105). SFAS No. 168 establishes the FASB Accounting Standards Codification™ (Codification or ASC) as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in the Codification is nonauthoritative. Reference to GAAP requirements, where provided in these financial statements are to the ASC.

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Current market conditions increase the risks and complexities in the judgment of these estimates. Actual results could differ from those estimates and assumptions.

(d) ***Fixed Assets***

The Company does not maintain or own any fixed assets. The furniture, fixtures, and equipment used in the daily operation are rented, at an arm's length, from the Ultimate Parent's New York branch.

(e) ***Cash and Cash Equivalents***

The Company considers investments in money market funds and all highly liquid investments with an original maturity of 90 days or less at the time of purchase as cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

(f) ***Income Taxes***

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*. The Company records income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets, unless it is more likely than not that such assets will be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(3) Cash and Cash Equivalents

The composition of cash and cash equivalents as of September 30, 2012 is as follows:

JPMorgan Chase Money Market Account	$	36,423,049
JPMorgan Chase Payroll Account		90,057
ANZ Banking Group Limited, New York Branch – Operating Account		14,378
Total cash and cash equivalents	$	36,527,484

(4) Subordinated Borrowings

The Company has a Revolving Credit Facility ("RCF") provided by the Parent in the amount of $150 million, of which $20 million was utilized by the Company as of September 30, 2012. The Parent irrevocably agrees that the obligations of the Company, with respect to the payment of principal and interest, shall be and are subordinate to all claims of all other present and future creditors, as defined, of the Company.

The RCF agreement obligates the Company to repay the Parent the aggregate unpaid principal amount of all advances under the RCF on or before November 10, 2014, with interest at the rate of the twelve-month London Interbank Offered Rate (LIBOR) plus 250 basis points per annum until maturity. (The twelve-month LIBOR used as the basis for the September 30, 2012 interest accrual is 1.0740%).

Under the agreement, the Company may utilize the $150 million RCF by borrowing and/or prepaying outstanding advances prior to the maturity date, in whole or in part, and reborrowing, in aggregate amounts of $10 million or integral multiples thereof. The Company shall give notice and written confirmation to FINRA of advances made under the RCF.

At the option of the Company, but not at the option of the Parent, payment of all or any portion of the principal amount, prior to the maturity date may be made by the Company only upon prior written approval of FINRA.

The Company received approval from FINRA that the current RCF meets FINRA's subordination requirements. It is included in net capital in the computation of net capital under SEC Rule 15c3-1 (see Note 9 and Schedule I).

The RCF replaces the two subordinated loans of $10 million and $32 million previously outstanding from the Parent. Upon receipt of FINRA's written approval, the Company repaid both subordinated loans to the Parent, and ultimately borrowed $20 million under the RCF, on December 7, 2011, which was outstanding at September 30, 2012.

(5) Related-Party Transactions

The following is a summary of amounts reflected in the statement of financial condition, asset / (liability) that are a result of transactions with affiliated companies:

ANZ Banking Group Limited, New York Branch – Operating Account	$	14,378
Receivable from the Ultimate Parent		7,458,442
Fails to deliver with the Ultimate Parent		2,384,502
Private placement and underwriting fees receivable		1,169,613
Accounts payable and accrued expenses		(1,903,304)
Fails to receive with the Ultimate Parent		(2,384,502)
Subordinated borrowings		(20,000,000)

(6) Commitments and Contingent Liabilities

The Company is party to lawsuits relating to certain underwriting activities. The Company has been granted indemnity by the Parent through a captive insurance company for all related potential losses subject to an insurance deductible which is the responsibility of the Company.

At September 30, 2012, the Company carries a Receivable from the Ultimate Parent of $5,096,168 reflecting the projected insurance coverage of a Class Action settlement contribution net of a deductible of AUD $1 million.

(7) Income Taxes

As of September 30, 2012, the Company recognized a current deferred tax asset of $287,007 related to interest expense, $532,495 related to the provision raised for estimated litigation exposure associated with

Individual Actions and $475,831 related to deferred employee compensation. Management has determined that the realization of the recognized deferred tax asset is more likely than not, based on taxable temporary differences and anticipated future taxable income.

New York State and New York City are principally where the Company is subject to state and local income taxes. The Company's Federal tax returns, New York State tax returns, and New York City tax returns for fiscal years ended September 30, 2009, 2010 and 2011 are open to examinations. The Company is currently under audit examination for tax year ended September 30, 2010 by the Internal Revenue Service.

(8) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company calculates its net capital requirement under the alternative method, which requires a broker-dealer to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit balances.

At September 30, 2012, the Company had net capital of $30,856,913, which is in excess of its required net capital of $250,000 by $30,606,913, which is in compliance with the required net capital ratios in accordance with SEC Rule 15c3-1.

(9) Subsequent Events

The Company has evaluated subsequent events through the date the accompanying financial statements were issued, which was November 29, 2012. None were identified for inclusion in this report.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
ANZ Securities, Inc.:

In planning and performing our audit of the financial statements of ANZ Securities, Inc. (the Company), an ultimately wholly owned subsidiary of Australia and New Zealand Banking Group Limited, as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 29, 2012